Exhibit 99.1

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Snow Lake Lithium Expands Land Holdings by 100% to more than 86 Square Miles in the Highly Prospective Snow Lake Trend

MANITOBA, CAN, February 8, 2022 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), would like to advise the market of it’s recent acquisition and substantial property expansion in and around it’s current resource block at the Thompson Brothers Lithium Project in Manitoba, Canada. The Company, with the assistance of an external consultant, has been engaged over the past several years in historic geological data analysis, diligence and in depth “in-the-field” prospecting campaigns. The resulting efforts have culminated in the acquisition, through the staking and filing of claims with the Manitoba Mineral Resources Division, of mineral rights on an additional 33,614 acres (13,603 ha) of Crown land which we believe is highly prospective of lithium. The total land holdings for Snow Lake Lithium now stands at 55,318 acres (22,386 ha) or 86.43 square miles.

Picture 1 – Snow Lake’s project is nearly four times the size of Manhattan

Key factors in the acquisition were the use of historical data contained within the Manitoba Mines Branch assessments files, information contained within the provincial geological surveys report library on the “Wekusko Pegmatite Field,” and guidance from Nuterra Geoscience of Saskatoon that provided Snow Lake with new insight into the location of potential pegmatites occurrences along the “Grass River” drainage system. With this analysis in hand, Snow Lake Lithium was able to acquire significant land holdings within the “Grass River” system that the Company thinks are highly prospective for lithium exploration (See Figure 1.0).

Four priority trends were identified i.e., Osborne, Crowduck, Dion, and Grass River. In addition, two clusters of pegmatites were also identified, aka Hat Lake and Herb Bay (Figure 1.0). All of these locations will be subject to spring and summer field exploration campaigns that may include airborne geophysical surveys, soil geochemistry, and “boot and hammer” prospecting. These procedures will then be followed by diamond drill hole testing of the anomalies.

Dale Schultz, VP of Resource Development at Snow Lake, commented “We have expended significant efforts on targeting our resources to identify mineral claims with the greatest potential for expanding our resource base. Our basic ambition has been to differentiate between “moose pasture” and “highly prospective” areas that we think have a high degree of probability of hosting new discoveries. I am excited about the exploration work that lies ahead of us and confident that the expansion of our land holdings along with our further exploration will lead us towards creating a position as a prominent North American fully renewable lithium producer.”

Philip Gross CEO further commented “Acquiring greenfield properties is an inherently tricky challenge that really divides the novices from the experts and we are fortunate to have the experts on our team. With more than a century of mineral exploration experience, our team managed to identify the best possible targets for acquisition. We have deployed considerable time and resources performing intense diligence in the surrounding areas to ensure we have the best possible opportunity at resource expansion for the years to come. With a footprint that now exceeds 84 square miles in the heart of a historic lithium bearing region, we believe Snow Lake is firmly positioned to expand our resource dramatically and play a critical role in the electrification of the global automobile fleet.”

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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Figure 1.0 – Claim map show additional land holdings staked by Snow Lake Lithium

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Thompson Brothers Lithium Project now covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to our public offering filed with the Securities and Exchange Commission and other filings and reports that we file with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact: ir@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8